Item 77I(b) Terms of New or Amended Securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation dated as of January 29, 2014 (the “Supplement”) of Lord Abbett Series Fund, Inc. (the “Corporation”) authorized: (i) the establishment of a new series of shares of the Corporation to be designated the “Short Duration Income Portfolio;” (ii) the establishment of the following class of the Short Duration Income Portfolio: Class VC.

The Articles Supplementary is hereby attached as Item 77Q1(d).